PARTNERS		AFFILIATE OFFICES
CHRISTOPHER W. BETTS
WILL H. CAI ^		BOSTON
GEOFFREY CHAN *		CHICAGO
CHI T. STEVE KWOK *		HOUSTON
EDWARD H.P. LAM ♦*		LOS ANGELES
HAIPING LI *	SKADDEN, ARPS, SLATE, MEAGHER & FLOM	NEW YORK
RORY MCALPINE ♦	世達國際律師事務所	PALO ALTO
CLIVE W. ROUGH ♦		WASHINGTON, D.C.
JONATHAN B. STONE *	42/F, EDINBURGH TOWER, THE LANDMARK	WILMINGTON
15 QUEEN’S ROAD CENTRAL, HONG KONG
BEIJING
^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
♦ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)	TEL: (852) 3740-4700	LONDON
	FAX: (852) 3740-4727	MOSCOW
REGISTERED FOREIGN LAWYERS	www.skadden.com	MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

March 23, 2018

Confidential

Folake Ayoola, Special Counsel

Rebekah Lindsey, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Jeff Kauten, Attorney-Advisor

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 Uxin Limited (CIK No. 0001729173)
Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on February 8, 2018

Dear Ms. Ayoola, Ms. Lindsey, Mr. Wilson, Mr. Kauten, Ms. Jacobs:

On behalf of our client, Uxin Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 7, 2018 and some additional comments provided by the Staff subsequently on the Company’s draft registration statement on Form F-1 confidentially submitted on February 8, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.                                      You state that the prospectus contains information from an industry report commissioned by you and prepared by iResearch. Please revise to provide the date of the report and provide us with a copy for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement. Further in response to the Staff’s comment, the Company encloses as Annex A hereto the industry report dated March 19, 2018 (the “Industry Report”) commissioned by the Company and prepared by iResearch and industry survey commissioned by the Company and prepared by China Insights Consultancy (the “CIC Survey”). The Company also encloses as Annex B hereto the relevant portions of the industry and market data disclosed in the Revised Draft Registration Statement along with their corresponding support from the Industry Report and the CIC Survey.

Overview, page 1

2.                                      You state that you were the largest used car e-commerce platform in terms of the number of transactions and total GMV in the first nine months of 2017. Please revise to provide your ranking in the prior comparative period to provide context. You also state that your Uxin Used Car and Uxin Auction businesses achieved market shares of 39% and 41% in terms of GMV in the used car markets in china, respectively, in the first nine months of 2017. Please revise to provide the data for the same period in 2016.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 119 and 121 of the Revised Draft Registration Statement.

Conventions That Apply to this Prospectus, page 7

3.                                      You state that active dealers are dealers who bid for or purchase cars through your 2B business, or dealers who list cars for sale through your 2B or 2C business in a specific period. Please revise to clarify the reference to the specific period.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

4.                                      Please clarify how you determine gross merchandise value of used car transactions. For example, clarify if this is the gross selling price, fair value or something else.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement to clarify that gross merchandise value is measured by the gross selling price.

Summary Consolidated Financial and Operating Data, page 10

5.                                      You disclose a pro forma balance sheet showing the impact of your preferred stock conversion upon IPO. Please revise to also present pro forma earnings per share. See Rule 11-02(b)(7) of Regulation S-X.

In response to the Staff’s comment, the Company has added disclosure on page 11 to present pro forma loss per share for the nine months ended September 30, 2017. Please also refer to the additional disclosure in Note 33.

Risk Factors

Risks Related to Our Business and Industry

6.                                      You state that you have experienced incidents in the past where your financing partners were unable to meet their commitment to fund approved consumer auto loans after you had prefunded the loans. To the extent material, please revise to quantify these incidents and the impact on your revenues. Additionally, in an appropriate section, please revise to discuss how you have sought to mitigate such occurrences in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 of the Revised Draft Registration Statement.

Specifically, in the fourth quarter of 2017, a financing partner failed to meet its obligation to timely fund the loans it had already approved and for which the Company had already advanced to the borrowers on its behalf, due to temporary liquidity concerns of this financing partner. The aggregate amount of facilitated and prefunded loans in relation to this incident in the fourth quarter of 2017 was approximately RMB300 million. The financing partner acknowledged that it was the legal lender to the borrowers, and was contractually obligated under its cooperation agreement with the Company to be liable for paying this entire amount, because all of these loans were approved by the financing partner and advanced by the Company on its behalf. As the receivables are always between the financing partner and the Company, the Company did not exercise any claims against the consumer borrowers in relation to this incident. To mitigate its breach of agreement with the Company, the financing partner found an alternative funding source to fund these auto loans instead, which replaced the original financing partner as the loan originator. At such time, the outstanding receivable representing the advanced loans was settled once the Company received repayment from the replacement funding source.

However, this was an isolated event. Since then, the Company continues to cooperate with this financing partner, and continues to facilitate loans originated by this financing partner to consumers on its platform. The Company is comfortable with this ongoing relationship as the financing partner acknowledges its role under contracts as the lender, and the financing partner also has established an ongoing framework relationship with a back-up funding source in case of its liquidity concerns. To mitigate such occurrences of a delay in the repayment of advanced funds in the future, the Company continues to broaden its collaboration with an increasing number of high-quality financing partners to ensure that the financing partners have adequate liquidity to fund the approved consumer auto loans.

We rely on a limited number of third-party financing partners..., page 18

7.                                      You state that, as of September 30, 2017, almost all of the funding for consumer auto loans facilitated through your platform was provided by your third-party financing partners, and a majority of the funding was provided by one of the three financing partners. Please revise to disclose the percentage of funding each of the three financing partners are responsible for. Additionally, please revise to disclose the revenue attributable to each financing partner that contributes 10% or more to your loan facilitation services revenues and/or total revenues for each period presented. In this regard, we note that revenues generated from your loan facilitation services accounted for 38.1% and 48.3% of your total revenues in 2016 and the nine months ended September 30, 2017, respectively. Where applicable, please revise to discuss the material terms of your agreements with the financing partners, including the term of the agreements and related material termination provisions, and file the agreements as exhibits to your registration statement or tell us why this is not material. Refer to Item 4.B.6 and Instruction 4(a)(ii) to Item 19 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 128 and 129 of the Revised Draft Registration Statement regarding the percentages of funding each of the Company’s financing partners are responsible for, the Company’s loan facilitation revenues attributable to each financing partner, and the Company’s agreements with financing partners.

The Company respectfully advises the Staff that pursuant to 17 C.F.R. §230.403(c)(3), which permits a filer to submit an English summary instead of an English translation of a foreign language document as an exhibit or attachment to a filing subject to review by the Division of Corporation Finance, the Company submits English summaries of its agreements with its largest financing partner as items 10.47, 10.48 and 10.49 of the Exhibit Index as listed on page II-7 of the Revised Draft Registration Statement (with items 10.47 and 10.48 to be filed by amendment). The Company further respectfully advises the Staff that its agreements with its two other financing partners are not material under 17 C.F.R. §229.601, because (a) such agreements are entered into with financing partners in the ordinary course of the Company’s loan facilitation services and the Company has recently entered into agreements with a number of additional financing partners as it further diversifies its funding sources, and (b) the Company’s business does not substantially depend on such agreements, because revenues attributable to each of its agreements with the other two financing partners were RMB179.1 million and RMB117.0 million in the nine months ended September 30, 2017, which account for 14.4% and 9.4% of the Company’s total revenues in the nine months ended September 30, 2017, respectively.

We have been and continue to be subject to intellectual property infringement..., page 29

8.                                      You state that you have been subject to intellectual property infringement claims in the past. To the extent material, please revise to briefly describe the underlying claims and any impact on your results of operations and financial operations.

The Company respectfully advises the Staff that none of the intellectual property infringement claims is material to the Company’s overall business operations. In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.

Risks Related to Our ADSs and This Offering

We are an emerging growth company..., page 60.

9.                                      Please revise your disclosure to also state that as a result of your election to take advantage of the extended transition period for new or revised accounting pronouncements, your financial statements may not be comparable to companies that comply with public company effective dates

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Specific Factors Affecting Our Results of Operations, page 88

10.                               Please revise to disclose the comparative prior year information for your average take rate, attach rate of used car loan facilitation services and average service fee rate. Revised disclosure should also address disclosures required by Form 20-F, Part I, Item 5.D.

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Revised Draft Registration Statement. Please also refer to page 125 of the Revised Draft Registration Statement regarding disclosure of average service fee rate.

Key Components of Results of Operations

Results of Operations, page 94

11.                               Throughout your discussion of results of operations you show material changes and trends for the comparative periods ended September 30, 2016 and 2017. We note for example, material changes in gross profit and sales and marketing expenses. In this regard, tell us how you considered providing gross profit by main business line (i.e. 2B, 2C facilitation and 2C lending) and discuss how changes in the mix of revenues impacts gross profit for the reported periods. Please revise to identify the most significant recent trends that are reasonably likely to have material effect on results of operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. See Form 20-F, Part I, Item 5D.

The Company respectfully advises the Staff that the Company does not break down the cost of revenues by business lines (i.e., 2B, 2C, loan facilitation and transaction facilitation) because the Company benefits from synergies across different revenue streams by sharing common resources. For example, the same staff or same group of staff are involved in transactions that result in both loan and transaction facilitation revenue. The costs incurred related to these shared resources relate to the same underlying transactions, and are associated with both the loan facilitation service for auto loans and the transaction facilitation service provided to consumers. Accordingly, the Company believes it is difficult and not meaningful to break down the cost of revenues by business lines or to provide gross profit by main business lines.

In response to the Staff’s comment regarding how changes in the mix of revenues impacts gross profit, the Company respectfully advises the Staff that the management of the Company assesses the Company by focusing on increasing the take rate of the Company, which increased from 2.3% to 3.3% from the nine months ended September 30, 2016 to the same period in 2017, as measured by the total used car transaction facilitation and loan facilitation revenues divided by the Company’s total GMV. The increase of take rate of the Company is attributable in part to (1) the increase in the used car transaction facilitation service take rate of the Company, as defined by the used car transaction facilitation revenue divided by the GMV of the Company’s 2C business, from 0.5% in the nine months ended September 30, 2016 to 0.8% in the nine months ended September 30, 2017, and the transaction facilitation service take rate of the Company’s 2B business, as defined by the transaction facilitation revenue divided by the GMV of its 2B business also increased from 2.6% to 2.9% during the same period, and (2) the average service fee rate of the Company’s loan facilitation service, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, from 4.5% in the nine months ended September 30, 2016 to 5.6% in the nine months ended September 30, 2017.

The Company respectfully advises the Staff that the Company has already identified and disclosed the most significant recent trends that are reasonably likely to have material effect on its results of operations and profitability. Please refer to the disclosure on page 91 of the Revised Draft Registration Statement (“we expect that our cost of revenues will increase in absolute dollar amounts as we continue to expand our business,” “we expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future,” “we expect our research and development expenses will increase in absolute dollar amounts in the foreseeable future,” and “we expect that our general and administrative will increase in absolute dollar amounts after the completion of this offering”).

The Company respectfully advises the Staff that the Company has already identified and disclosed the most significant recent trends that are reasonably likely to have material effect on its liquidity. Please refer to the disclosure on page 98 of the Revised Draft Registration Statement (“We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.”).

In response to the Staff’s comment regarding the most significant recent trends that are reasonably likely to have material effect on the capital resources of the Company, the Company has revised the disclosure on pages 101 of the Revised

Draft Registration Statement stating that we will continue to make capital expenditure for the same purposes as in 2016 (i.e., for the purchase of computer equipment and software and leasehold improvement) to support the expected growth of its business.

Revenues, page 95

12.                               To provide an indication of the magnitude that changes in pricing have had on your results of operations, please disclose the transaction facilitation service take rate for each period presented for your 2C business, and discuss the impact that changes in this rate have had on your revenues. Refer to Section III.D of Release No. 33-6835. Similarly, please provide the average revenue per transaction for your loan facilitation services for each period presented, and discuss the reasons for any material changes in this rate during the reported periods.

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the management assesses the Company by focusing on increasing the overall take rate of the Company’s 2C business, defined as the revenue of its 2C business divided by the GMV of its 2C business, as disclosed on page 95 of the Revised Draft Registration Statement. Please also refer to page 125 of the Revised Draft Registration Statement regarding used car transaction facilitation service take rate of its 2C business and the average revenue per transaction of its loan facilitation services.

Contractual Obligations, page 101

13.                                    You state that your operating lease commitments relate to your leases of offices, which are under non-cancellable operating lease agreements. Please tell us whether these include your nationwide service network comprising more than 950 service centers and 7 transaction centers across more than 260 cities in China.

The Company respectfully advises the Staff that the operating lease commitments include all of the rental commitment of its nationwide service networks. In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Business

Our Strengths, page 121

14.                                    Please revise to present comparative information for each measure presented for all periods presented, including but not limited to the number of active dealers, the attach rate of used car loan facilitation services, the average take rate, approximate number of cars listed on your platform, market share percentages, etc.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121, 122 and 125 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the disclosure regarding the number of cars listed on page 125 of the Revised Draft Registration Statement (“approximately 0.2 million”) is as of the present time, so disclosure of comparable information of prior periods is not necessary.

Superior transaction experience, page 122

15.                                    You state that for individual customers of your 2C business, you provide a 30-day return policy. Please revise to clarify what happens to the cars upon return. For example, please clarify whether you return the cars to the sellers or keep them as part of your inventory. Where applicable, and to the extent material, please revise to quantify the number of cars returned under this policy and the impact on your results of operations and financial conditions for the periods presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the number of cars returned is immaterial to the Company’s overall business operations. The percentage of returned cars of all cars sold through the Company’s 2C business was less than 0.05% as of December 31, 2017 since its inception.  The Company has revised the disclosure on page 127 of the Revised Draft Registration Statement regarding the percentage of returned cars and to clarify what happens to the cars upon return.

Our Platform and Services, page 125

16.                                    You state that Uxin Used Car had 14 million MAUs for the period ended September 30, 2017. Please revise to provide your MAUs in for the comparative period to provide context.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

17.                                    To provide appropriate context to the range of service fee rate disclosed on page 127, please also provide the average service fee rates for the reported periods included in your filing. We note that you disclose a range here of approximately 5% - 16%; however, your disclosure on page 88 indicates that the average rate for the period ended September 30, 2017 is only 5.6%.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement. Specifically, the average service fee rate is calculated as the used car loan facilitation revenue divided by the total amount of used car loans facilitated, whereas the total service fee rate on page 127 is calculated as total service fee divided by total loan balance at inception of the loan and total service fee is the amount charged by the Company to consumers over tenor of the loan. The Company respectfully advises the Staff that the average service fee rate is 5.6%, whereas the total service fee rate is 5% - 16% because (1) a much higher proportion of loans facilitated has a lower total service fee rate, and (2) a portion of total service fee charged is allocated to guarantee liability and transaction facilitation revenue.

Guarantee Risk Control, page 128

18.                                    Please clarify how your systems are integrated with your financing partners and disclose you receive information from them.

In response to the Staff’s comment, the Company has revised the disclosure on pages 128 and 129 of the Revised Draft Registration Statement.

Check Auto inspection system, page 133

19.                               You state that you have licensed your Check Auto system to several top car manufacturers for their own car inspection needs. Please revise to discuss the material terms of the license agreement and file the license agreements as exhibits to the registration statement or tell us why this is not material.

In response to the Staff’s comment, the Company respectfully advises the Staff that licensing of Check Auto system is immaterial to the Company’s financial performance because it account for less than 0.5% of its revenues in the nine months ending September 30, 2017 and that the purpose for disclosure of licensing of Check Auto system by car manufacturers is to demonstrate the quality and reliability of Check Auto system.

Sunny risk control system, page 134

20.                               You state that your Sunny risk control system gathers data from loan applicants and financing partners online to track a number of metrics related to your guarantee risk exposure. Please revise to discuss the metrics management uses. Also clarify whether management uses any metrics to measure the changes in the overall credit risk of the portfolio of loans. For example, please tell us whether management utilizes non-performing loan amounts, “watch lists” of troubled but performing assets, internal or external credit/risk ratings, and/or loan-to-value or first loss ratios.

In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Revised Draft Registration Statement regarding the use of delinquency rate by loan balance to measure the Company’s overall risk exposure. Please also refer to page 129 and 130 of the Revised Draft Registration Statement regarding pre- and post-financing guarantee risk control using the Sunny risk control system.

Principal [and Selling] Shareholders, page 157

21.                               We note that your existing officers, directors and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate.

The Company respectfully advises the Staff that the Company does not believe it is a controlled Company as defined under NASDAQ or NYSE rules, because no individual or entity currently owns more than 50% of the voting securities. The Company has corrected the number of shares and percentage beneficially owned by the directors and executive officers in the aggregate on page 158 of the Revised Draft Registration Statement, and the Company does not think its directors and executive officers form a group. If, in the future, the Company becomes a controlled company, the Company will provide the appropriate disclosure.

22.                               You state that your principal shareholders are those who beneficially own more than 5% of your ordinary shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise accordingly. To the extent there are principal shareholders who beneficially own 5% of your ordinary shares and who are not currently disclosed, please revise to include them.

In response to the Staff’s comment, the Company has revised the disclosure on page 157 of the Revised Draft Registration Statement. Specifically, upon completion of this offering, all preferred shares will be automatically converted into ordinary shares on a one-for-one basis, and the Company’s board of directors has not yet approved creating multiple classes of ordinary shares. As such, the Company believes that it is more meaningful to use “ordinary share on as-converted basis” as on page 157 of the Revised Draft Registration Statement, and the Company will update the disclosure in due course if the Company’s board of directors approves creating multiple classes of ordinary shares. The Company respectfully advises the Staff that all shareholders who beneficially own 5% or more of the Company’s ordinary shares on an as-converted basis have been disclosed in the Draft Registration Statement confidentially submitted on February 8, 2018.

23.                               We refer to your disclosure on page 151. Please revise to provide the remaining disclosure required by Item 7.A. of Form 20-F, including whether any significant change in the percent ownership held by any of your major shareholder has occurred in the past three years, and whether the major shareholders have different voting rights, or provide an appropriate negative statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159 and 160 of the Revised Draft Registration Statement regarding the historical transfers of shares involving major shareholders in the past three years. The issuance of shares to major shareholders has been disclosed in “Description of Share Capital—History of Securities Issuances” on pages 172 and 173 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that has change in the percent ownership of major shareholders can be inferred from historical stock issuances and transfers. The Company respectfully advises the Staff that the Company has updated the disclosure on page 161 of the Revised Draft Registration Statement stating that currently the Company is not aware of any major shareholder who has different voting rights from others. If any major shareholder will have different voting rights from others in the future, the Company will revise the disclosure in due course.

Related Party Transactions, page 161

24.                               We refer to the loan agreement between Youxinpai and Kun Dai discussed on page 78. Please revise to provide the date of the loan agreement and revise in this section to provide the material terms of the loan agreement. Refer to Item 7.B.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 161 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that this loan agreement is not for personal use by Mr. Kun Dai but to make capital contribution for registered capital of Youxinpai.

25.                               You state on page 172 that, on April 18, 2016, you issued 1,998,552 restricted shares to Xin Gao Group Limited. Please revise your table on page II-2 to include this issuance or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of the Revised Draft Registration Statement.

Taxation, page 188

26.                               We note that you intend to file the opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters and the opinion of Jun He LLP regarding certain PRC tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of the Revised Draft Registration Statement.

Underwriting

Relationships, page 198

27.                               You state that you may have engaged certain of the underwriters and their respective affiliates in a variety of activities. If any of the underwriters has had a material relationship with you, please revise to identify the underwriter(s) and describe the nature and terms of the relationship. Refer to Item 9.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 200 of the Revised Draft Registration Statement. The Company advises the Staff that except as disclosed in the Revised Draft Registration Statement,  none of the underwriters has provided financial advisory, investment banking, commercial banking or other services to the Company.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-5

28.                               We note your discussion on page 95 of the disparate gross margins between loan and transaction facilitation revenues causing a near tripling of the gross margin percentage over the nine months comparative periods ended September 30, 2016 and 2017. Tell us what consideration you gave to presenting separate loan and transaction facilitation costs of revenues in the Consolidated Statements of Comprehensive Loss and related MD&A to address separate costs and gross margins.

The Company respectfully advises the Staff that the Company benefits from synergies across different revenue streams by sharing common resources. For example, the same staff or same group of staff are involved in transactions that result in both loan and transaction facilitation revenue. The costs incurred related to these shared resources relate to the same underlying transactions, and are associated with both the loan facilitation service for auto loans and the transaction facilitation service provided to consumers. Accordingly, the Company believes it is difficult and not meaningful to present separate cost of revenue of loan facilitation and transaction facilitation in the Consolidated Statement of Comprehensive Loss and related MD&A. The Company has updated the disclosure on page 96 to avoid any misunderstanding.

Please refer to the Revised Draft Registration Statement for the additional and revised disclosure.

Note 2. Principal Accounting Policies

Note 2.2 Basis of Consolidation,

Variable Interest Entities, page F-11

29.                               Please revise to provide qualitative information about the nature, purpose and activities of your VIEs. Refer to ASC 810-10-50-12(d).

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Revised Draft Registration Statement.

Note 2.4 Fair value Measurements, page F-15

30.                               Please describe for us the nature and extent of the third party appraiser’s involvement in the determination of the fair value of the guarantee liability at inception. Refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

The Company respectfully advises that the valuation of independent appraiser, is based on company’s historical data which are dated back to the inception of guarantee by the Company. The Company provides accurate and complete historical data and documents related to the guarantee liabilities. The independent appraiser estimated the fair value of guarantee liabilities on the principal and accrued interest repayment of the defaulted loans using statistical approach, where the inputs have reflected the assumptions that market participants would use.

Note 2.7 Restricted Cash and Short-term Investments, page F-17

31.                               Please revise to disclose the nature of terms and restrictions on cash and short-term investments, for example, quantify the fixed percentage rate required to support the loans outstanding. See ASC 230-10-50-7. In addition, revise your Liquidity and Capital Resources discussion on page 98 to provide the disclosures required by Form 20-F, Part I, Item 5.B.1(b).

In response to the Staff’s comment, the Company has revised the disclosure on Note 2.7 and page 98 of the Revised Draft Registration Statement.

Note 2.19. Revenue Recognition

32.                               You disclose on page 126 that every Uxin Certified listing carries a 30-day return policy. Please tell us how you have considered this return policy in determining the transaction price in these arrangements. Refer to ASC 606-10-32-5 through 32-9.

The Company respectfully advises the Staff that the 30-day return policy only allows a buyer to return the car to the Company, if it contains major damages caused by severe accidents as defined in the policy, such major damages should be existed as of the sale date that were not identified by the Company’s inspection, and the Company is not entitled to fees in such cases. If a consumer returns their car under the 30-day return policy, the Company will either return the car to the original car dealer or reclaim losses from the dealer. The Company has considered the 30-day return policy as variable consideration in accordance with the guidance prescribed by ASC-606-10-32-5 through 32-9. However, the Company respectfully advises the Staff that the return rate has historically been very low. The number of returned cars by consumers within 30 days in 2016 and the nine months ended September 30, 2017 were 48 and 76, respectively, which represent less than 0.05% of the total 2C transaction volume.  The Company determined the impact of the 30-day return policy to be insignificant.

The Company also advises the Staff that the Company will continue to monitor the rate and update its determination of the transaction price as needed.

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

33.                               Please disclose the methods, inputs and assumptions used to allocate the transaction service fee charged to the car dealer to the identified performance obligations. Refer to ASC 60610-50-20c.

The Company would like to first respectfully clarify with the Staff that the transaction service fee is charged to the car dealer when no financing is provided under the 2C business. When a loan is facilitated through the platform, the Company’s general practice is to waive this service fee from the car dealer when the borrower purchases the car through 2C business. This is considered an implied price concession, and therefore meets the definition of variable consideration.

The Company respectfully advises the Staff that under the 2C business, the Company identified warranty services and other transaction facilitation services as performance obligations when there is no loan facilitated, and identified a third performance obligation of loan facilitation services when there is a loan facilitated. The Company therefore considered the appropriate method to allocate the transaction price to each performance obligation based on the relative standalone selling prices of the services being provided. The Company does not sell all these services separately, and therefore, in estimating the standalone selling price for services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method.

The Company believes there is sufficient market data available for each of the services offered to estimate the price that a customer would be willing to pay for these services. Specifically, the Company notes that the standalone selling price of the warranty services is directly observable, as it sells these services to a market player on a standalone basis, thereby providing a readily observable market price. The Company also enters into arrangements where the “transaction facilitation service” is the only performance obligation, and therefore is able to determine a standalone selling price for this service. The Company also notes that it provides loan facilitation services for new cars on a standalone basis, and therefore has sufficient data to estimate the standalone selling price adjusted for loan facilitation services for used cars.

In response to the Staff’s comment, the Company has revised the disclosure on Note 2.19 on page F-22 of the Revised Draft Registration Statement.

34.                               You disclose on page 127 that borrowers may elect to return the used cars instead of paying a final bullet payment at maturity under certain types of loan contracts. Please clarify who the borrower returns the car to and what happens if they make this election. Please also tell us how you account for this right.

The Company respectfully clarifies to the Staff that while the disclosure states that “borrowers may elect to return the car”, this practically only occurs when borrowers are unable to pay the final bullet payment at the maturity date of the auto loans. According to the contractual terms of the arrangement, a borrower is required to notify the Company 30 days prior to the maturity date of such auto loans that he or she intends to return the used car to the Company for entrusted disposal, subject to certain requirements on the vehicle condition. The Company will not accept the car if it does not meet these conditions. The Company notes that it has never received a 30-day notice from any borrowers that he or she intends to return the car upon the maturity date of the loan. If the car value is greater than the outstanding loan balance due at maturity, the borrower will have no incentive to return the car. The Company also notes that if the disposal price is lower than the value of the car, the borrower is responsible for these losses. Therefore, the borrower does not benefit from any upside from returning the car, whether its value is greater than or less than the loan balance. The Company therefore believes that the borrower’s ability to return the car does not represent a material right, as it would be unlikely the borrower exercises this right and it does not provide much value to the borrower.

Without a 30-day notification, immediately upon the maturity date, if the final bullet payment is not paid, the borrower is considered in default. The Company is therefore required to fulfill its guarantee obligation to the financing partner by paying the defaulted amount to the financing partner. The entrusted disposal service performed by the Company is therefore done as part of the guarantee obligation, as the proceeds from the car disposal are used to cover the payments made for the guarantee.

Accordingly, the Company determined this right has no value that requires any additional accounting, aside from incorporating this consideration into the fair value determination of the guarantee accounting.

In response to the Staff’s comment, the Company has revised the disclosure on Page 128 of the Revised Draft Registration Statement.

Loan Facilitation Revenue, page F-23

35.                               You disclose on page F-18 that when you facilitate a loan, you advance funds to the borrower for the purposes of recording the collateral, the funding partner has a legal obligation to provide these funds to you, and on page 127 that you may fund the loans if the funding partner does not. You also state on page 128 that you are obligated to repurchase a loan from your funding partner upon qualifying default. Please address the following:

•                  Tell us why these loans are not reflected on your balance sheet as lending activities, and include in your analysis the specific accounting guidance you relied upon.

•                  Clarify the specific nature of your and the finance partner’s obligations in this arrangement. Clarify who is responsible for determining the terms of the loan, including interest rate and maturity, and who retains creditor rights, both at funding by you and over the life of the loan.

•                  Please tell us whether the contractual loan agreement is between you and the borrower or between the borrower and your financing partner. Clarify who owns the loan at funding, upon repayment of advanced funds by the financing partner and at the point at which you are required to perform under the guarantee.

•                  Revise to disclose whether you are contractually obligated to fund the loan to the borrower if the third party lender does not provide funding.

•                  Tell us who collects the ongoing principal and interest payments for these loans. That is, clarify if the borrowers pay you and you remit these funds to the financing partner or whether the borrowers pay the financing partner directly.

The Company would first like to respectfully clarify with the Staff that the Company is not obligated to fund loans to borrowers if the funding partner does not.

The Company respectfully advises the Staff that in order to explain the accounting analysis for such arrangements, the Company believes it would be beneficial to explain the various agreements entered into, especially the Cooperation Agreement as the it forms the framework for all the transactions, and other supporting agreements including Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement which are signed for each loan facilitation service, as follows:

•                  Cooperation Agreement

The Company enters into a framework agreement with each third-party financing partner, which establishes that the financial institution is responsible for providing loans to the borrowers utilizing the Company’s platform, after passing a risk review conducted by each party (i.e., the financing partner and the Company). The role of the Company is defined as a facilitator in the Cooperation Agreement for such loans. The agreement also establishes the Company to be a guarantor for the loans in the event of default.

As the Cooperation Agreement forms the framework for such arrangements, each individual loan transaction is supported by a Borrower Service Agreement, Financing Leasing Series Contracts, and Tri-party Loan Agreement (summarized below). The Cooperation Agreement references both the Financing Leasing Series Contracts and the Tri-party Loan Agreement, which provides instructions for the Company to facilitate this loan by entering into a Financing Leasing Series Contracts with the borrower, while at the same time the financing partner will provide the loan to the borrower through the Tri-party Loan Agreement.

The financing partner also establishes the interest rate to be used on loans within this Cooperation Agreement.

•                  Borrower Service Agreement

The Borrower Service Agreement is entered into between the Company and the borrower, which specifies that the Company acts as a service provider to the borrower by providing a loan facilitation service in connecting the borrower with the financing partner to allow the individual to purchase the vehicle. This agreement also sets the amount of transaction service fees charged to the borrower.

•                  Financial Leasing Series Contracts

The Financing Leasing Series Contracts are entered into between the Company and the borrower, following the instructions as specified in the Cooperation Agreement and Borrower Service Agreement. This is done so that the Company can legally obtain the collateral to the vehicle.

The Financing Leasing Series Contracts are comprised of “sale and leaseback agreements”. Under these terms, the Company first pays the financed amount of the vehicle to the seller, and in return obtains a financing lease receivable and collateral to the vehicle, with the borrower agreeing to a rent schedule for the vehicle. The Company notes that the title of the vehicle is never actually transferred from the consumer to the Company, and therefore does not consider this a true sale and leaseback. Rather, the legal form of the arrangement creates a mechanism in which the Company advances money to the borrower on behalf of the financing partner (by direct payment to the seller) in return for collateral on the car. It is noted that the collateral is held by the Company on behalf of the financing partner.

•                  Tri-party Loan Agreement

All three parties (i.e., the Company, borrower, and financing partner) enter into a Tri-party Loan Agreement that establishes that the financing lease receivable referenced in the Financing Leasing Series Contracts actually belongs to the financing partner, who owns the debtor-creditor relationship with the borrower. It therefore establishes that all principal payments made by the borrower according to the payment schedule included in the Financing Leasing Series Contracts are to be paid directly to the financing partner.

The Company’s external legal counsel performed an assessment of the key provisions of each individual agreement as well as considered them in totality.

Based on their review, external legal counsel believes it is appropriate to conclude the financing partner provides the loan to the borrower and the Company acts in the capacity of guarantor and service provider. The basis of this conclusion was for the following reasons:

•                  In the Cooperation Agreement, relevant loans are provided by the financing partners, and the Company only provides auxiliary services (i.e., loan facilitation services), which include advancing of funds, collateral of car and payment of interest, pursuant to the financing partners’ requirements.

•                  The financing partner will first review a borrower’s application before determining it will provide a loan to the borrower.

•                  The Company will first advance the funds needed to purchase the car to the borrower on behalf of the applicable financing partner and pay such funds to the applicable car dealer directly. Pursuant to the Cooperation Agreement, the financing partner shall repay a corresponding amount of the advanced funds to the Company.

The Company respectfully advises the Staff that the obligations of the financing partners are to fund the loans to the borrower, once it has examined and approved a borrower’s loan application. The financing partner is responsible for establishing and approving all terms of the loan, including the interest rate, the principal payments, and maturity date of the loans. The creditor-debtor relationship as it relates to the loan is solely between the financing partner and the borrower as established through the Tri-party Loan Agreement; therefore the financing partner retains creditor rights both at the time of funding and over the life of the loan.

The Company does not have an obligation to fund the loan itself. The Company only obtains creditor rights to the Borrower after fulfilling its guarantee obligation in the event of default.

Pursuant to the Tri-party Loan Agreement the borrower pays the ongoing principal payments to the financing partner directly. The Company does collect an upfront deposit of all interest payments on the loan from the borrower at inception pursuant to the Financing Leasing Series Contracts, and pays the monthly interest payment to the financing partner on behalf of the borrower over the life of the loan.

Pursuant to ASC 310-10-05-04, the Company determined that as its third-party financing partners act in the capacity of the loan originator, the Company is only the auxiliary service provider in the process of providing auto loans to consumers through the 2C Business. Accordingly, the “Advance to consumers on behalf of financing partners” asset recorded on the Company’s consolidated balance sheet represents a receivable due from the financing partners, and is settled upon repayment of the advanced funds by the financing partners. The Company therefore does not record any loans receivable or payable arising from the auto loans facilitated through the Company’s 2C business.

As noted previously, the Company has a guarantee obligation to its financing partners, as established by the Cooperation Agreement. The Company is required to perform under the guarantee on the occurrence of a loan default, under which it must pay any past due amounts to the financing partners. The Company makes payments under the guarantee only as a result of a debtor failing to satisfy its required payment obligations to the financing partner. The Company only recognizes loan receivables on its balance sheet upon this occurrence, as further explained in the response to comment 38. Such loan receivables have been reflected on the face of the balance sheet as “Loan recognized as a result of payment under the guarantee, net”.

Please refer to the revised forepart with updated description and Note 5 and 6 on F-33.

36.                                    Your disclosure on pages 128 and 129 indicates that you consider your ongoing monitoring of your loan facilitation portfolio to be guarantee risk control activities in connection with the guarantee you provide. Please tell us how you considered whether any of these activities are loan servicing activities as discussed in ASC 860-10-50-3.

The Company respectfully advise the Staff that it considered the guidance under ASC 860-10-50-3, and noted that servicing rights only become distinct assets or liabilities that require separate accounting when they are contractually separated from the underlying financial assets and represent compensation at a level that is other than adequate.

The Company respectively advices the Staff that the post-financing guarantee risk control activities described on pages 128 and 129, which include ongoing monitoring of the loan facilitation portfolio, are all performed for the Company’s own benefit to mitigate any potential guarantee payments on behalf of borrowers. There are no a separate contractual right or obligation to perform the servicing; and therefore the Company believes the aforementioned activities are outside of the scope of ASC 860-10-50-3.

Accordingly, the Company does not believe any servicing assets or liabilities should be separately recognized and accounted for.

Note 2.29 Recent Accounting Pronouncements, page F-27

37.                                    Given your stated intention to take advantage of the extended transition period provided in Section 13(a) of the Exchange Act, please disclose the correct adoption dates that would otherwise apply to nonpublic entities, where appropriate. Your disclosure should also include the date on which you will adopt such standards, if different, assuming you will remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

In response to the Staff’s comment, the Company has revised the disclosure on Note 2.29 of the Revised Draft Registration Statement.

Note 6.Loan Recognized as a Result of Payment Under the Guarantee, page F-33

38.                                    Please tell us how you account for these loans upon acquisition. Tell us whether you consider these loans to be acquired with evidence of credit quality deterioration as discussed in ASC 310-30-15-2. Please also provide the following disclosures:

The Company respectfully clarifies that the Company recognizes loan receivables as a result of payment under the guarantee in the event of default. In the event of a borrower’s default, the Company is required to repay the financing partner any past due payments. After fulfilling its guarantee obligation, the Company has obtained creditor rights against the borrower for the remaining unpaid balance of the loan. From a legal perspective, the loan between the financing partner and the borrower has been settled and the Company has a new right to claim from the borrower. Therefore, the Company does not re-acquire the original loan, rather it is a new receivable after the Company fulfills its guarantee obligation.

The Company considered the guidance of ASC 310-30-15-2 and respectfully advises the Staff that the Company determined it was not a loan acquired with deteriorated credit quality. The Company therefore determined it would be more appropriate to consider these as receivables with evidence that foreclosure is probable, pursuant to the guidance of ASC 310-10-35-16 through 35-17. This states that a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due. Accordingly, the Company has determined to measure the impairment based on the fair value of the collateral less estimated costs to sell since the selling costs reduce the cash flows available to satisfy the loan as prescribed under paragraphs 310-10-35-22 to 35-24, and 310-10-35-32.

•                  Disclose if you estimate your allowance on a pooled or individual loan basis and describe the methodology used to estimate credit losses. Refer to ASC 310-10-50-11B(a).

The Company respectfully advises the Staff that the allowance is provided at each period end on a pooled basis. Considering the Company’s historical experience with similar loans recognized as a result of payments under the guarantee, the Company estimate the percentage of vehicles they are able to locate, the fair value of those vehicles, and the estimated cost to sell those vehicles at each period end to estimate the credit losses, the Since there were no significant changes in the existing economic conditions surrounding the Company’s business, the Company provided an allowance by applying historical uncollectible percentage to the loan balance of each category as of December 31, 2016 and September 30, 2017.

•                  Please provide the valuation account roll forward required by ASC 310-10-50-11B(c) and Article 12-02 of Regulation S-X.

The Company respectfully advise the Staff that the account roll forward has been included in the financial statements.

	Twelve months ended December 31, 2016 (in RMB thousands)	Nine months ended September 30, 2016 (in RMB thousands)
Beginning	—	(7,222)
Addition*	(8,968)	(177,149)
Collection	1,746	37,236
Ending	(7,222)	(147,135)

*Addition is included in the settlement of guarantee liabilities in Note 16.

•                  Please provide disclosure of the balance of loans for credit quality indicator monitored. Refer to ASC 310-10-50-29.

The Company respectfully advises the Staff that the Company’s loan receivables were recognized as a result of payment under the guarantee for which the borrower has defaulted. Accordingly, the Company believe the credit quality of those loans are all loans for which foreclosure is probable.

Note 10. Financing Lease Receivables, page F-35

39.                                    For your financing leases tell us how you have complied with disclosures required by ASC 840-30-50-4 or revise accordingly. In addition, please clarify that the related interest discussion in Note 2.19 as “Other Revenue” is included in the line item “Others” on page F-5, the Consolidated Statements of Comprehensive Loss.

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 10 of F pages on F35.  Also the Company has revised the term “other revenue” to “others” in Note 2.19.

Note 16. Guarantee Liabilities, page F-39

40.          In light of your disclosure on page 123, please disclose the following:

•                  How you monitor residual value of vehicles over the life of the guarantee. That is, clarify if you monitor loan to value ratios as a part of your credit risk management and if so, please disclose the amount of loans in each grouping of LTV monitored.

The Company respectfully advises the Staff that the Company takes LTV into account in its design and structuring of loan product offerings before loan facilitation, such as loan tenor, interest rate and payment frequency, to ensure that that if a borrower default, residual value of vehicle collateral is sufficient to recover outstanding loan balance. Unless there is significant changes of market conditions which may materially change Company’s estimation of vehicle residual value, Company typically does not monitor LTV ratios of individual loans post facilitation as such factor has already been considered upfront when structuring the products. Please also to pages 129 and 130 of the Revised Draft Registration Statement regarding pre-financing and post-financing risk controls conducted by the Sunny risk control system.

•                  Whether you use any metrics for monitoring credit risk exposure generated by your Sunny risk control system, such as an internal customer credit risk rating and if so, disclose the amount of loans in each grouping of risk rating or other metric monitored.

The Company respectfully advises the Staff that the Company has updated the disclosure on page 134 regarding the use of delinquency rate by balance by the Company’s Sunny risk control system. Please also to pages 129 and 130 of the Revised Draft Registration Statement regarding pre-financing and post-financing risk controls conducted by the Sunny risk control system.

Refer to ASC 460-10-50-4(a)(4) and (5).

Note 24. Convertible Redeemable Preferred Shares, page F-47

41.                                    It is not clear from your disclosure why the conversion and certain liquidation features of your preferred stock are bifurcated and accounted for as derivatives. Please revise to disclose all of the features of your convertible redeemable preferred stock that cause them to be accounted for as a derivative. Refer to ASC 505-10-50-3.

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 24 of F-pages.

42.                                    Please tell us how you determined your preferred stock issuances in January and July 2017 were below fair value such that a deemed dividend was recorded. Refer to ASC 820-10-303.

The Company respectfully advises the Staff that the subscription consideration for preferred stock issuances in January and July 2017 were both negotiated and set by the Company and investors prior the preferred stock issuance in January 2017. The fair value of the Company’s stock had increased from the dates that the Company and investors set the subscription considerations, which is before the January 2017 issuance, to the dates of actual preferred stock issuance, which occurred in January and July of 2017. As a result, subscription considerations are lower than  the fair value of the company’s stock as of the closing dates.

Note 25. Share Based Compensation, page F-56

43.                                    Please disclose your assumption of the fair value of your stock on the date of grant for each reported period. Refer to ASC 718-10-50-2(e)(2).

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 25 of F pages.

44.                                    We note you estimated the term of your stock based compensation awards by reference to a “widely accepted academic research publication”. Please revise your disclosure to identify the specific methodology used. Refer to ASC 715-10-50-2(f)(1).

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 25 of F pages.

45.                                    Please disclose the total amount of compensation expense not yet recognized related to nonvested awards. Refer to ASC 715-10-50-2(i).

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 25 of F pages.

The Company also respectfully advises the Staff that the total fair value of granted options disclosed in the footnotes represented the total amount of compensation expense not yet recognized related to vested and unvested awards. As disclosed in the footnote, for Uxin’s stock option awards granted to its employees (including Key Management, Management and Employee), no compensation costs were recognized until the triggering event (a qualified IPO or change in control, etc.) occurs. Upon the occurrence of the triggering event, the Company will recognize all the compensation costs based on what the employees has earned upon meeting the service condition.

Note 27. Fair Value Measurements, page F-59

46.                                    Please revise your filing to disclose the methodologies used to value your assets and liabilities. For those assets classified as Level 3, please also provide quantified disclosure of the significant assumptions used. Refer to ASC 820-10-50-2(bbb).

The Company respectfully advises the Staff that the Company has updated the disclosure in Note 27 of F pages.

Item 7. Recent Sales of Unregistered Securities, page II-1

47.                                    You state on page 172 that, on July 28, 2017, you issued an aggregate of 3,932,983 series G preferred stock. The aggregate number of shares disclosed in this section is 3,449,427 shares of series G preferred stock. Please revise to reconcile or advise. Also reconcile the number of shares disclosed in the footnote on page F-47 with your disclosure in this section and on page 172.

The Company respectfully advises the Staff that the Company has updated the disclosure on pages 174 and II-2 of the Revised Draft Registration Statement. Footnote on page F-27 of the disclosure can be reconciled by taking into account the cancelled and transferred shares as disclosed on pages 174 and II-2 of the Revised Draft Registration Statement. Specifically, 2,811,741 series G shares on page F-51 of the Revised Draft Registration Statement can be reached by (a) 3,449,427 issued series G shares, (b) minus 1,006,502 shares issued to Ningbo Meishan Bonded Port Area Jiugen Brothers Equity Investment Center (Limited Partnership) that were cancelled on November 20, 2017, (c) minus 10,066 shares issued to Ningbo Meishan Bonded Port Area Jiuze Investment Management Co., Ltd. were cancelled on July 28, 2017, (d) plus 335,547 shares transferred from Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership) to Xinyu Youteng Investment Partnership (Limited Partnership) on July 28, 2017, and (e) plus 148,009 transferred from Zhuhai Hengqin Wuzhouhuaxin Equity Investment Fund (Limited Partnership) to Zhuhai Hengqin Borui Huaxin Investemtn Partnerhsip (Limited Partnership) on July 28, 2017, 104,534 shares of which was cancelled on November 20, 2017 and thus be subtracted.

General

48.                                    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company has separately submitted to the Staff a copy of the slides that the Company presented to the potential investors during the testing-the-water meetings in reliance on Section 5(d) of the Securities Act. In addition, the Company confirms to the Staff that these materials were immediately collected at the end of such testing-the-water meetings, and no potential investors have been allowed to retain the materials after the meetings.

49.                                    Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the Company has not yet created any graphical materials or artwork the Company intends to use in the prospectus and will provide these in due course after they are created.

Additional comments

A.            USD translation for RMB figures

The Company respectfully advises the Staff that pursuant to Rule 3-20(b) of Regulation S-X and SEC Division of Corporation Finance Financial Reporting Manual §6620.5, dollar equivalent or convenience translations are generally not permitted, except that a convenience translation may be presented only for the most recent fiscal year and interim period.

Based on this rule requirement and in response to the Staff’s request to include USD convenience translations of all the RMB figures in the Draft Registration Statement, the Company has added USD convenience translations for all the RMB figures in the Revised Draft Registration Statement that are not presented in a period-over-period comparison format, and the RMB figures for the fiscal year ended December 31, 2016 and the nine months ended September 30, 2017.

B.                                    Footnote to the dilution tables reflecting assumptions on the conversion of preferred shares and other dilutive event.

In response to the Staff’s comment, the Company has included a footnote on page 69 of the Revised Draft Registration Statement reflecting the assumptions on the conversion of preferred shares and other dilutive event.

C.                                    If the failure to repossess some car collateral due to GPS mal-function had a material impact on the company, and disclose properly.

The Company respectfully advises the Staff that failure to repossess some car collateral due to GPS mal-function has not had a material adverse impact on the Company.  In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Derek Shao, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 21 2323-3533 or via email at derek.shao@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Kun Dai, Chief Executive Officer, Uxin Limited

Zhen Zeng, Chief Financial Officer, Uxin Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Toby Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Connie Ji Zhou, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Partner, Davis Polk & Wardwell LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP